EXHIBIT 12.0
PFGI Capital Corporation
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

							Inception to
	For the Year Ended						December 31,
(Dollars in Thousands)	2005		2004		2003		2002

Income before income tax expense	$18,894		$15,948		$16,869		$9,617
Fixed charges	10,333		12,788		12,788		5,541

Total income for computation	29,227		28,736		29,657		15,158

Total fixed charges	10,333		12,788		12,788		5,541

Ratio of Earnings to fixed charges	2.83	x	2.25	x	2.32	x	2.74	x

Components of Fixed Charges
Preferred stock dividends	10,333		12,788		12,788		5,541